Freshworks Inc. 2950 S. Delaware St., Suite 201 San Mateo, CA 94403

December 2, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Kathleen Collins, Accounting Branch Chief
    Megan Akst, Senior Staff Accountant

Re:    Freshworks Inc.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed February 23, 2022
File No. 001-40806
Ladies and Gentlemen:

We are in receipt of the comment letter, dated November 17, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the above captioned filing on Form 10-K for the fiscal year ended December 31, 2021, filed on February 23, 2022 (the “Form 10-K”). Below is the response of Freshworks Inc. (the “Company,” “we,” “our” or similar terminology) to the Staff’s comments.

For the Staff’s convenience, we have incorporated the Staff’s comments into this response letter in italics.
Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 50
1.We note that you continue to provide the number of customers contributing more then $5,000 in ARR as a key business metric. Please revise to disclose the percentage of ARR attributable to these customers for each period presented to provide context to such measure. We refer you to comment 12 in your June 25, 2021 response letter. Also, tell us your consideration to include the number of such customers and the percentage growth in ARR related to such customers for each period for which a statement of operations is presented.
Response: The Company acknowledges the Staff's comment and supplementally advises the Staff that as of December 31, 2021, 2020 and 2019, ARR from customers contributing more than $5,000 represented 85%, 82% and 78% of total ARR, respectively. In response to the Staff’s comment, we will include this disclosure in future filings.

The Company further supplementally advises the Staff that it believes the responses provided in Comment 11 in our June 25, 2021 response letter are still applicable. The Company further confirms that the ARR from customers contributing more than $5,000 is representative of the size of customer that the Company targets. Customers of a smaller size do not meaningfully contribute to the Company’s financial success. The Company considers the number of customers contributing more than $5,000 in ARR and its net dollar retention rate to be the best indicators of trends in the Company’s business as they provide meaningful insights with respect to the Company’s operating performance and, specifically, its ability to successfully execute its strategy. This business model depends on the Company’s ability to capture new customers of a meaningful size and increase the value that it provides to such customers over a period of time in order to drive future financial results.

Freshworks Inc. 2950 S. Delaware St., Suite 201 San Mateo, CA 94403
2.Please tell us whether you continue to include monthly subscriptions in your calculation of net dollar retention rate. If so, revise to include a discussion of how monthly subscriptions factor into such calculations and how ARR and net dollar retention rates may be impacted if such contracts are not renewed. Lastly, disclose the percentage of ARR from monthly subscriptions for each period presented. We refer to you to comment 7 in your July 19, 2021 response letter.
Response: The Company respectfully advises the Staff that the Company continues to include monthly subscriptions in the calculation of ARR, and consequently net dollar retention rate, which is calculated based on ARR. On page 49 of the Form 10-K, we discussed how the Company calculates ARR, and the impact and limitations of monthly subscriptions:
“We define annual recurring revenue (ARR) as the sum total of the subscription revenue we would contractually expect to recognize over the next 12 months from all customers at a point in time, assuming no increases, reductions, or cancellations in their subscriptions. For monthly subscriptions, we take the recurring revenue run-rate of such subscriptions for the last month of the period and multiply it by 12 to get to ARR. While monthly subscribers as a group have historically maintained or increased their subscriptions over time, there is no guarantee that any particular customer on a monthly subscription will renew its subscription in any given month, and therefore the calculation of ARR for these monthly subscriptions may not accurately reflect revenue to be received over a 12-month period from such customers. As of December 31, 2021 and 2020, 14,814 and 11,570 of our customers contributed more than $5,000 in ARR, respectively, demonstrating the broad appeal of our products to customers of all sizes and geographies. We believe that the number of customers that contribute more than $5,000 in ARR is an indicator of our success in expanding upmarket to larger businesses.”

The Company also supplementally advises the Staff that the net dollar retention rate may reflect a higher rate than the actual rate if customers on monthly subscriptions choose not to renew during the course of the applicable 12-month period. Monthly subscriptions represented 24%, 28%, and 32% of ARR as of December 31, 2021, 2020 and 2019, respectively. In response to the Staff’s comment, in future filings, we will include a discussion of how monthly subscriptions impact the Company’s net dollar retention rate and its limitations, and the percentage of ARR from monthly subscriptions.

Results of Operations, page 54
3.You attribute the increase in revenue for fiscal 2021 compared to 2020 to increases in additional agents enabled by your customers, sales to existing customers and the addition of new customers. Where a material changes from period-to-period is due to two or more factors, including any offsetting factors, revise to describe the underlying reasons for these material changes in both quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.
Response: The Company acknowledges the Staff’s comment and supplementally advises the Staff that revenue increased by $121.4 million or 49% for the year ended December 31, 2021 compared to the same period in 2020, which was primarily driven by expansion within our existing customers, as reflected by the increase in our net dollar retention rate from 111% to 114% between December 31, 2020 and December 31, 2021. While to a lesser extent than expansion, increase in revenue from new customers acquired during the year also contributed to the revenue increase year over year, as reflected by the increase in the Company's number of paying customers as of December 31, 2020 and 2021 from more than 48,500 to more than 56,000. The Company will include similar disclosure in its future filings.

Freshworks Inc. 2950 S. Delaware St., Suite 201 San Mateo, CA 94403
Item 8. Financial Statements and Supplementary Data
Note 14. Geographic Information, page 96
4.We note that you generate a significant amount of revenue from international operations. Please tell us whether North America is comprised of only the United States. If not, revise to disclose revenue from your country of domicile separately from all other countries. Also, tell us whether revenue from any individual country is material and if so, how you considered the guidance in ASC 280-10-50-41(a) to disclose such revenue.
Response: The Company supplementally advises the Staff that revenue from North America primarily includes revenue from the United States, the Company's country of domicile. For the years ended December 31, 2021, 2020 and 2019, revenue generated from the United States was $142.9 million, $99.2 million and $72.8 million, or 39%, 40% and 42% of total revenue, respectively. The United States represents the significant majority of the North America concentration in the geographic disclosure within Note 14 of the financial statements.
The next country with the largest concentration of the Company's revenue was the United Kingdom, which is categorized within Europe, Middle East, and Africa in Note 14 of the financial statements. The United Kingdom contributed $52.9 million, $33.2 million and $22.8 million, or 14%, 13% and 13% of total consolidated revenue for the years ended December 31, 2021, 2020 and 2019, respectively. No other country accounted for 10% or more of total consolidated revenue during the years ended December 31, 2021, 2020 and 2019.

In future filings and in response to the Staff’s comment, the Company will separately disclose revenue generated from the United States, which is our country of domicile, and foreign countries with revenues of 10% or more of total consolidated revenue.

* * * * *

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any questions or further comments regarding this response letter to the undersigned at Tyler.Sloat@freshworks.com, with a copy to Pam Sergeeff, our Chief Legal Officer, at Pam.Sergeeff@freshworks.com.

Sincerely,

/s/ Tyler Sloat
Tyler Sloat
Chief Financial Officer
Freshworks Inc.

cc:	Rathna Girish Mathrubootham, Freshworks Inc.
Pamela Sergeeff, Freshworks Inc.
Jon Avina, Cooley LLP
Calise Cheng, Cooley LLP
Sepideh Mousakhani, Cooley LLP

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